Exhibit 99.1

GOLDCORP SELLS OSISKO INVESTMENT

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    Toronto Stock Exchange: G                     New York Stock Exchange: GG
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    (All Amounts in $US unless stated otherwise)
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VANCOUVER, Feb. 8 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today announced that it has sold its 10.1% equity interest in Osisko Mining Corporation ("Osisko"), representing approximately 38.6 million common shares. The shares were sold on an underwritten block trade basis, at a gross price of C$13.75 per share. Goldcorp expects to receive cash proceeds of approximately C$530 million.

"The sale of our investment in Osisko highlights Goldcorp's continued success in redeploying internal capital from non-core assets to fund our leading growth profile," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "The transaction reinforces our disciplined approach to maintaining an investment grade balance sheet. The proceeds from this sale will be used to fund the development of Goldcorp's existing project pipeline. With over $1 billion in cash and forecast cash flows of nearly $2.5 billion at current metal prices in 2011, we have the required liquidity to fund our exceptional growth profile. We have appreciated our relationship with Osisko and congratulate management for their delivery of shareholder value over the past few years."

The syndicate was lead by Canaccord Genuity and UBS Securities Canada and included RBC Capital Markets, Scotia Capital, Bank of America Merrill Lynch, GMP Securities and Macquarie Capital Markets Canada.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

This press release is not an offer of securities for sale in the United States. The Osisko common shares sold have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 21:20e 08-FEB-11